UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 2)*

Interpool, Inc.

(Name of Issuer)

Common Stock, par value $ .01 per share

(Title of Class of Securities)

46062R108

(CUSIP Number)

Martin Tuchman, c/o Interpool, Inc.
211 College Road East
Princeton, NJ 08540
(609) 452-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d1(f) or 13d1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

PAGE 2 OF 7 PAGES
SCHEDULE 13D
(AMENDMENT NO. 2)

CUSIP No.: 866933401	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin Tuchman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [A][ ] [B][X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,108,305 SHARED VOTING POWER 410,805 SOLE DISPOSITIVE POWER 9,108,305 SHARED DISPOSITIVE POWER 410,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,519,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.10%

14	TYPE OF REPORTING PERSON (See Instructions) IN

          This Amendment No. 2 to Schedule 13D (this "Amendment") amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 14, 1995 (the "Original Statement") as amended and supplemented by Amendment No. 1 filed with the Commission on February 15, 1996 ("Amendment No. 1", and together with the Original Statement and Amendment No. 1, the "Amended Original Statement"), by Martin Tuchman with respect to the Common Stock, par value $.001 per share, of Interpool, Inc., a Delaware corporation (the "Issuer"). Terms defined in the Amended Original Statement have the same meaning when used herein.

          This Amendment is filed for the purpose of disclosing certain agreements recently entered into by the Reporting Person with respect to the securities of the Issuer, as described in Item 6.

ITEM 1.      SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 211 College Road East, Princeton, New Jersey.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Martin Tuchman (the "Reporting Person").

(b)	The business address of the Reporting Person is Interpool, Inc., 211 College Road East, Princeton, New Jersey 08540.

(c)	Interpool, Inc. is a Delaware corporation. The principal executive offices of the Issuer are located at 211 College Road East, Princeton, New Jersey 08540.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violation of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          All shares were purchased with the Reporting Person’s personal funds.

ITEM 4.      PURPOSE OF TRANSACTION.

          Other than as set forth below, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

           (a)      As of September 30, 2004, the Reporting Person beneficially owned a total of 9,519,110 shares of Common Stock. This aggregate beneficial ownership includes (i) 6,781,686 shares under direct beneficial ownership, representing 24.769% of the 27,378,846 shares of the Issuer's Common Stock issued and outstanding as disclosed on the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission on August 18, 2004; (ii) 2,280,000 option shares deemed to be directly beneficially owned which have been granted under the terms and conditions of the 1993 Stock Option Plan for Executive Officers and Directors of Interpool, Inc. (the "1993 Stock Option Plan"); (iii) 46,619 shares held by a revocable grantor trust of which the Reporting Person is the grantor and trustee and the Reporting Person's brother is the beneficiary; and (iv) 410,805 shares, included on Schedule 13D lines 8 and 10, deemed to be indirectly beneficially owned as a result of the ownership of: 202,422 shares by an exchange fund as to which the Reporting Person retains certain voting rights; 8,668 shares held by a pension plan f/b/o the Reporting Person; 7,000 shares held by the Tuchman Foundation; 5,797 shares representing the Reporting Person's 51.3% interest in shares held by Kingstone Capital Group, LLC, a New Jersey limited liability company; 1,500 shares held by a pension plan f/b/o the Reporting Person's wife; 182,381 shares held by Princeton International Properties, Inc., a New Jersey corporation owned by the Reporting Person and his wife; and 3,037 shares held by Reporting Person's wife.

          With respect to the shares identified in lines 8 and 10, the Reporting Person disclaims all right to vote, direct the vote, dispose of or direct the disposition of 3,037 shares of Common Stock owned by the Reporting Person’s wife.

           (b)      Except as set forth in Item 6 below, the Reporting Person has the sole power to vote and sole power to direct the disposition of the shares identified in boxes 7 and 9.

           (c)      In the last 60 days, no transactions with respect to the Common Stock of the Issuer were effected by the Reporting Person or any of the persons named in paragraph (a) of this Item.

           (d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Person directly. The Reporting Person expressly disclaims any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,037 shares of Common Stock owned by the Reporting Person's wife which the Reporting Person is deemed to beneficially own indirectly.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a letter agreement dated as of September 14, 2004 (the "Letter Agreement"), the Reporting Person entered into an agreement that, until September 14, 2014, the Reporting Person will not sell or otherwise voluntarily transfer for consideration any shares of the Issuer’s Common Stock beneficially owned by him, other than pursuant to a Permitted Transfer (as such term is defined in the Letter Agreement), unless all other holders of the Issuer’s Common Stock and of warrants and options issued by the Issuer that are exercisable for shares of the Issuer’s Common Stock (collectively, the "Other Holders"), are concurrently offered the opportunity to sell or otherwise transfer a comparable percentage of the shares beneficially owned by them for the same consideration to be received by the Reporting Person in such transaction.

          In addition the Reporting Person entered into a voting agreement, dated as of September 14, 2004 (the "Voting Agreement") pursuant to which he has agreed, at a meeting of the Issuer’s stockholders, to vote to approve the exercise by the holders thereof of a series of Warrants issued by the Issuer on September 14, 2004, which require stockholder approval before they can be exercised.

          Both the Letter Agreement and the Voting Agreement were executed in connection with a financing consummated by the Issuer on September 14, 2004.

          To the best knowledge of the Reporting Person, other than as set forth herein, there are no contracts, arrangements, understanding or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of the Issuer.

          The summaries of provisions of the Letter Agreement, the Voting Agreement and the 1993 Stock Option Plan in this Statement do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Letter Agreement filed as Exhibit 1 to this Statement, the Voting Agreement filed as Exhibit 2 to this Statement and the 1993 Stock Option Plan which has previously been previously filed with the Securities and Exchange Commission.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.      Letter Agreement signed by Martin Tuchman, dated as of September 14, 2004.

          Exhibit 2.      Voting Agreement signed by Martin Tuchman, dated as of September 14, 2004.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2004

By: /s/ Martin Tuchman Martin Tuchman

Exhibits

Exhibit 1.      Letter Agreement signed by Martin Tuchman, dated as of September 14, 2004.

Exhibit 2.       Voting Agreement signed by Martin Tuchman, dated as of September 14, 2004.